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                               July 13, 2023

       Subramaniam Viswanathan
       Chief Financial Officer
       Chimera Investment Corporation
       630 Fifth Avenue , Ste 2400
       New York, NY 10111

                                                        Re: CHIMERA INVESTMENT
CORP
                                                            Form 10-K for the
year ended December 31, 2022
                                                            File No. 001-33796

       Dear Subramaniam Viswanathan:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the year ended December 31, 2022

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Earnings available for distribution, page 51

   1. We note you have added transaction expenses back to GAAP Net income within your calculation of Earnings
available for distribution. Please clarify for us the nature of these expenses. In addition,
please tell us, and revise your filing to disclose, why management believes the exclusion
of these expenses provides useful information to investors. Refer to Item 10(e) of
Regulation S-K..
 Subramaniam Viswanathan
Chimera Investment Corporation
July 13, 2023
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 with any questions.



FirstName LastNameSubramaniam Viswanathan                 Sincerely,
Comapany NameChimera Investment Corporation
                                                          Division of
Corporation Finance
July 13, 2023 Page 2                                      Office of Real Estate
& Construction
FirstName LastName